[BCSB BANKCORP, INC. LETTERHEAD]

April 6, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BCSB Bankcorp, Inc.

Form 10-K for the period ended September 30, 2004

Form 10-Q for fiscal 2004 and 2005

File No. 000-24589

Ladies and Gentlemen:

On behalf of BCSB Bankcorp, Inc. (the “Company”), this letter is provided in response to comments provided by Securities and Exchange Commission (the “Commission”) staff, by letter dated March 24, 2005, with respect to the Company’s Form 10-K for the year ended September 30, 2004 (the “Form 10-K”) and the Company’s Form 10-Q/A filed on February 25, 2005. The staff’s comments and the Company’s responses are set forth below.

Comment 1.

In the future filings please provide a note to the table setting forth the carrying value of your investments discussing the concentration of issuers which exceed 10% of stockholders’ equity, if any. Please refer to Item II.C of Industry Guide III.

Response to Comment 1.

In future filings the Company will include the appropriate disclosures discussing the concentrations of any issuers that exceed 10% of stockholders’ equity. We wish to supplementally inform the Commission that the Company had no outstanding balance of any single issuer, except for U.S. Government and U.S. Government Sponsored Agencies, that exceeded ten percent of stockholders’ equity at September 30, 2004 and 2003.

Securities and Exchange Commission

April 6, 2005

Comment 2.

We note that the borrowings shown on the Consolidated Statements of Financial Condition were not identified as short or long-term in nature. Please carefully review the requirements and related instructions to Item VII of Industry Guide III and include the relevant disclosures, or tell us why you believe they are not required.

Response to Comment 2.

The borrowings reported on the Consolidated Statements of Financial Condition include Federal Home Loan Bank advances, junior subordinated debentures, and trust preferred securities. Notes 7 and 8 to the consolidated financial statements provide information regarding the maturities of the borrowings and their respective interest rates as of September 30, 2004 and 2003. Future filings will be expanded to provide information regarding short-term borrowings that includes: the weighted average interest rates as of year-end, the maximum amount of borrowing at any month-end during the year, the average amount outstanding during the year and the approximate weighted average interest rate thereon.

Comment 3.

In future filings please specify the rounding denomination used within the chart setting forth the change in dollar amounts of deposits. For example: “(dollars in thousands)” and in other applicable charts.

Response to Comment 3.	In future filings, the Company will specify the rounding denomination used in the chart setting forth the change in the dollar amount of deposits.

Comment 4.

In future filings please include a note to the table that explains the inconsistency between the Liabilities in the Consolidated Statements of Financial Condition showing only Junior Subordinated Debentures outstanding at September 30, 2004 and the Interest-bearing liabilities showing only Trust Preferred Securities.

Response to Comment 4.

In future filings, the Company will ensure that the captions on its table showing average balances will conform to the captions on its consolidated statement of financial condition or include a note explaining any discrepancies.

Securities and Exchange Commission

April 6, 2005

Comment 5.

We note that approximately 50% of your time deposits and 35% of your total deposits, comprising in excess of $201 million will mature within the next year. Please in the future include a discussion detailing how you plan on retaining a significant portion of these deposits and your plans if you are unable to or unwilling to pay market interest rates upon maturity. Discuss and quantify additional funding sources should you experience significant disintermediation or deposit run-off.

Response to Comment 5.	In future filings, the Company will expand its discussion to discuss plans to retain maturing deposits and alternate funding sources.

Comment 6.

In future filings please add a discussion specifically addressing the impact of Variable Interest Entities on the financial statements. See paragraph 23-26 of FIN 46(R) Consolidation of Variable Interest Entities.

Response to Comment 6.	Future filings will include the appropriate disclosures required by FIN 46(R).

Comment 7.	Include an accounting policy in future filings for your bank owned life insurance. Disclose the nature of the investment and your revenue recognition policy.

Response to Comment 7.	Future filings will include the appropriate disclosures concerning the Company’s investment in bank owned life insurance.

Comment No. 8.	Please file a Form 10-Q/A and address the comments which follow.

Response to Comment 8.	As of the date hereof, the Company filed Amendment No. 2 to its Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (the “Form 10-Q/A”).

Comment No. 9.

Please revise to include a more robust description of the nature of the corrected information and the impact on the financial statements. We remain unclear as to the facts and circumstances surrounding this restatement.

Securities and Exchange Commission

April 6, 2005

Response to Comment 9.	The Explanatory Note immediately following the cover page has been expanded to provide a more robust description of the nature of the corrected information and the impact on the financial statements.

Comment No. 10.

Supplementally, please provide your analysis and rationale for not restating the financial statements for the year ended March 31, 2004. You may opt to include a timeline detailing particular events and/or circumstances, their influence on your original accounting and why and when you decided to amend your financial statements. Refer to the authoritative accounting literature you followed as necessary.

Response to Comment 10.

Based on the circumstances described in the Explanatory Note revised in response to comment 9 above, the Company believes it does not need to restate its financial statements for the quarter ended December 31, 2004 or the year ended September 30, 2004.

Comment No. 11.

Please supplementally advise us why you believe you do not have to amend Item 3 Quantitative and Qualitative Disclosures about Market Risk and Item 4 Controls and Procedures, or revise your upcoming Form 10-Q/A accordingly.

Response to Comment 11.

As described in the Explanatory Note, the Company amended its Form 10-Q for the quarter ended December 31, 2004 because it inadvertently failed to include updated financial information as of and for the quarter ended December 31, 2003 that it previously had filed in an amendment to its Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (the “December 31, 2003 Form 10-Q”). As described in the Company’s Quarterly Report on From 10-Q/A for the quarter ended December 31, 2003, the Company amended the December 31, 2003 Form 10-Q to restate certain financial information to reflect the tax effects of the Company’s then recent investment in bank owned life insurance. Instead, the Company included the unamended December 31, 2003 financial information in its Form 10-Q for the quarter ended December 31, 2004. Based on discussions with Commission staff, the Company does not believe this inadvertent error suggests a need to amend Item 4 of its Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.

Securities and Exchange Commission

April 6, 2005

With regard to Item 3, the Company reviewed its interest rate risk position as of December 31, 2004 and compared it to its interest rate risk position as of September 30, 2004, and concluded that its interest rate risk position had not materially changed.

Comment No. 12.

The Cash and Cash Equivalents ending balance for the three months ended December 31, 2004 did not agree with the Cash and Cash Equivalents balance provided in the Consolidated Statements of Financial Condition. Please carefully review all financial statements and Management’s Discussion and Analysis for mathematical accuracy and internal consistency and revise accordingly.

Response to Comment 12.

The Cash and Cash Equivalents balance on page 6 of the form 10-Q/A has been revised on the consolidated statement of cash flows to conform with the presentation on the consolidated statement of condition in the Form 10-Q/A. The Company reviewed its financial statements and Management’s Discussions and Analysis for any further mathematical inaccuracies or internal inconsistencies and made one additional revision on page 3 of the Form 10-Q/A.

Comment No. 13.

We note that Net Income available to shareholders for the three months ended December 31, 2003 does not reflect the amended value shown in the Consolidated Statements of Operations. Please revise or advise accordingly.

Response to Comment 13.	The Net Income available to shareholders has been revised on page 8 of the Form 10-Q/A.

Comment No. 14.

Please include a discussion of the tax provision adjustment made to the Consolidated Statements of Operations for the three months ending December 31, 2003. Specifically address the nature of the adjustment, how the adjustment was identified, and why or why not it impacts the March 31, 2004 year-end financial statements.

Response to Comment 14.

The requested disclosure has been provided in the Explanatory Note appearing immediately following the cover page of the Form 10-Q/A. The Company also notes that a complete discussion of the tax provision adjustment appeared in the Company’s Form 10-Q/A for the quarter ended December 31, 2003 filed on May 13, 2004.

Securities and Exchange Commission

April 6, 2005

Please direct any further comments or questions to the undersigned at (410) 256-5000.

Very truly yours,

/s/ Bonnie M. Klein

Bonnie M. Klein Vice President and Treasurer

cc:	Gary C. Loraditch, President and Chief Executive Officer

    BCSB Bankcorp, Inc.

Mr. John P. Nolan

Ms. Paula Smith

    Securities and Exchange Commission

Joel E. Rappoport, Esq.

    Muldoon Murphy & Aguggia LLP

Mr. Conor Quinn

    Stegman & Company Professional Association